As filed with the Securities and Exchange Commission on March 13, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TRANSMERIDIAN EXPLORATION INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	76-0644935
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

397 N. Sam Houston Pkwy E, Suite 300

Houston, Texas 77060

(281) 999-9091

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nicolas J. Evanoff

Vice President, General Counsel and Secretary

397 N. Sam Houston Pkwy E., Suite 300

Houston, Texas 77060

(281) 999-9091

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

James L. Rice III

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana, 44th Floor

Houston, Texas 77002-5200

(713) 220-5800

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement as determined by the selling securityholders.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Warrants to Purchase Common Stock	17,263,500 warrants	N/A	N/A	N/A(3)
Common Stock, par value $0.0006 per share	17,263,500 shares(1)	$4.46(2)	$76,995,210(2)	$8,239

(1)	Represents shares of our common stock issuable upon the exercise of the warrants being registered hereby. Pursuant to Rule 416 under the Securities Act, we are also registering hereby such additional indeterminate number of shares of our common stock as may become issuable pursuant to the antidilution provisions of the warrants.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) under the Securities Act, the registration fee is calculated on the basis of the average of the high and low sale prices for the common stock on the American Stock Exchange on March 7, 2006.

(3)	Pursuant to Rule 457(g) under the Securities Act, no separate registration fee is payable with respect to the warrants as they are being registered on the same registration statement as the common stock offered pursuant thereto.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 13, 2006

PROSPECTUS

TRANSMERIDIAN EXPLORATION INCORPORATED

17,263,500 Warrants to Purchase Common Stock

17,263,500 Shares of Common Stock

This prospectus relates to resales of up to 17,263,500 warrants to purchase shares of our common stock and up to 17,263,500 shares of our common stock issuable upon exercise of the warrants by the securityholders identified in the “Selling Securityholders” section of this prospectus. The selling securityholders may offer and sell the warrants and the shares of our common stock issuable upon exercise of the warrants from time to time at such prices as they may determine. This prospectus also relates to the issuance and sale of our common stock issuable upon the exercise of the warrants.

Each warrant entitles the holder to purchase one share of our common stock (subject to adjustment) at an exercise price of $4.27 per share (subject to adjustment). Unless exercised, the warrants will automatically expire at 5:00 p.m., New York City time, on December 15, 2010.

We issued the warrants in December 2005 as part of a private placement to accredited investors of our senior secured notes due 2010. We will not receive any proceeds from the sale of the warrants or the shares of our common stock issuable upon the exercise of the warrants by the selling securityholders or subsequent purchasers of the warrants, other than payment of the exercise price of the warrants.

An investment in the warrants and the shares of our common stock issuable upon exercise of the warrants involves risks. Please read carefully the “ Risk Factors” section beginning on page 2.

Our common stock is listed on the American Stock Exchange under the symbol “TMY.” On March 10, 2006, the closing sale price of our common stock on the American Stock Exchange was $5.04 per share.

We do not intend to apply to have the warrants listed on any securities exchange or included in any automated quotation system, and there is no active trading market for the warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2006

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE HEREIN OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THESE SECURITIES ARE NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling securityholders may, from time to time, sell up to 17,263,500 warrants to purchase shares of our common stock and/or up to 17,263,500 shares of our common stock issuable upon exercise of the warrants in one or more offerings. This prospectus provides you with a general description of the warrants and the shares of our common stock issuable upon exercise of the warrants that may be offered by the selling securityholders. See the sections of this prospectus entitled “Description of Warrants” and “Description of Capital Stock.”

Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus

i

supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section of this prospectus entitled “Where You Can Find More Information.”

Moreover, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You may refer to the registration statement and the exhibits thereto for more information about our securities and us. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

In this prospectus, references to “the Company,” “we,” “us” and “our” mean Transmeridian Exploration Incorporated and its subsidiaries, taken as a whole, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s website address is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The information we file with the SEC and other information about us is also available on our website at http://www.tmei.com. However, the information on our website is not a part of this prospectus.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and may supersede the information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that may be offered by this prospectus are sold; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2004 filed on April 21, 2005;

•	our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 16, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed on November 9, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed on August 9, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 9, 2005;

•	our Current Reports on Form 8-K dated January 10, 2005 (filed on January 10, 2005); February 17, 2005 (filed on February 17, 2005); April 13, 2005 (filed on April 13, 2005); May 17, 2005 (filed on May 20, 2005); July 29, 2005 (filed on August 4, 2005); August 30, 2005 (filed on September 6, 2005); September 6, 2005 (filed on September 12, 2005); October 14, 2005 (filed on October 20, 2005); October 19, 2005 (filed on October 24, 2005 and amended on October 25, 2005); December 12, 2005 (filed on December 16, 2005); January 9, 2006 (filed on January 12, 2006); and February 13, 2006 (filed on February 17, 2006); and

•	the description of our common stock contained in our registration statement on Form 8-A filed on March 15, 2005.

You may review these filings, at no cost, over the Internet at our website at http://www.tmei.com, or request a free copy of any of these filings by writing or calling us at the following address:

Transmeridian Exploration Incorporated

397 N. Sam Houston Pkwy E., Suite 300

Houston, Texas 77060

(281) 999-9091

Attention: Investor Relations

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact contained in this prospectus and the periodic reports filed by us under the Securities Exchange Act of 1934 and other written or oral statements made by us or on our behalf, are forward-looking statements. When used herein, the words “anticipates,” “expects,” “believes,” “goals,” “intends,” “plans” or “projects” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on a number of assumptions about future events and are subject to significant risks, uncertainties and other factors that may cause our actual results to differ materially from the expectations, beliefs and estimates expressed or implied in such forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, no assurance can be given that these assumptions will prove correct or even approximately correct. Factors that could cause our results to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to, our assumptions about energy markets; production levels; reserve levels; operating results; competitive conditions; technology; the availability of capital resources; capital expenditure obligations; the supply and demand for oil, natural gas and other products and services; the price of oil, natural gas and other products and services; currency exchange rates; weather; inflation; the availability of goods and services; drilling risks; future processing volumes and pipeline throughput; general economic conditions, either internationally or nationally or in the jurisdictions in which we are doing business; and legislative or regulatory changes, including changes in environmental regulation, environmental risks and liability under federal, state and foreign environmental laws and regulations.

For a more detailed description of these factors, see the “Risk Factors” section set forth herein, and any additional risk factors that may be included in any prospectus supplement. We will not update these forward-looking statements unless the securities laws require us to do so.

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THE COMPANY

Transmeridian Exploration Incorporated is an independent energy company engaged in the business of acquiring, developing and producing oil and natural gas. Our activities are primarily focused on the Caspian Sea region of the former Soviet Union, and our primary oil and gas property is the South Alibek Field in the Republic of Kazakhstan, covered by License 1557 and the related exploration contract with the government of Kazakhstan. We are currently pursuing additional projects in the Caspian Sea region and surrounding basins. We conduct our operations in Kazakhstan through our wholly owned subsidiary, JSC Caspi Neft TME, a joint stock company organized under the laws of Kazakhstan.

Our principal executive offices are located at 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060, and our telephone number at that address is (281) 999-9091.

RISK FACTORS

You should carefully consider the following risks before making your investment decision. In addition, you should also read the disclosures contained in our filings with the SEC incorporated by reference herein, including our Annual Report on Form 10-K for the year ended December 31, 2004. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, you may lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses.

We have a history of losses. We incurred net losses of $3.3 million, $5.7 million, $3.9 million and $20.5 million for the years ended December 31, 2002, 2003, 2004 and 2005, respectively. Our results of operations in the future will depend on many factors, but largely on our ability to execute our exploration and development program and successfully market our current and future production. Our failure to achieve profitability in the future could adversely affect the trading price of our common stock and our ability to raise additional capital and, accordingly, our ability to grow our business.

Our exploration and development activities may not result in economic quantities of oil and gas.

Our success is dependent on finding, developing and producing economic quantities of oil and gas. Our drilling operations may not be successful in finding, developing and producing economic quantities of oil and gas. In addition, we may not be able to sustain production from wells that initially produce.

The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. In addition, technological difficulties encountered in well completion or following the establishment of production may result in reduced or ceased production from a well.

Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled, or subject to higher costs as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	high pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	adverse weather conditions, such as winter snowstorms; and

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs, equipment and qualified personnel.

Oil and gas operations can be hazardous and may expose us to environmental liabilities.

We are subject to the operating risks normally associated with the exploration, development and production of oil and gas, including well blowouts, cratering and explosions, pipe failure, fires, geological formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Moreover, our drilling operations involve risks from high pressures in geological formations and from mechanical difficulties such as stuck pipe, collapsed casing and separated cable. If any of these events actually occur, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources or equipment;

•	pollution or other environmental damage;

•	environmental clean-up responsibilities;

•	regulatory investigations and penalties;

•	delays in our operations or curtailment of our production; and

•	suspension of our operations.

Because in many cases insurance coverage for these risks is either not available or is not available at premium levels that are economically feasible and justify its purchase, we maintain very limited insurance coverage. As a result, the insurance coverage we maintain may not fully compensate us, or compensate us at all, if we incur losses as a result of these risks. Moreover, in the future we may not be able to maintain all or even part of our current insurance coverage at premium levels that justify its purchase.

In addition, as an owner and operator of oil and gas properties, we are subject to various laws and regulations relating to the discharge of materials into, and the protection of, the environment. These laws and regulations may impose liability on us for the cost of environmental cleanup resulting from our operations and could further subject us to liability for environmental damages.

The actual quantities of, and future net revenues from, our proved reserves may prove to be lower than we have estimated.

The information incorporated by reference herein contains estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

We engage an independent petroleum engineering firm to review our estimates of our proved reserves. During 2005, 2004 and 2003, their review covered 100% of the reserve value. Estimates of our proved reserves are made using available geological and reservoir data, as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities of, and future net revenues from, our proved reserves. In addition, we may adjust estimates of our proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties. In addition, our reserves are contained in carbonate reservoirs, and there is a larger uncertainty inherent in carbonate reservoirs as compared to sandstone reservoirs.

At December 31, 2005, approximately 95% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves. You should be aware that our estimates of such costs may not be accurate, development may not occur as scheduled and our results may not be as estimated.

You should not assume that the present values referred to in the information incorporated by reference herein represent the current market value of our estimated reserves. In accordance with SEC requirements, the estimates of present values are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimates. There are currently no economic markets for our natural gas production and our gas reserves have been given no value in the future net cash flow data incorporated by reference herein.

The timing of both production from our properties and the expenses we incur from the development and production of our properties will affect both the timing of the actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

If oil and gas prices decrease or our exploration efforts are unsuccessful, we may be required to write down the capitalized cost of individual oil and gas properties.

A writedown of the capitalized cost of individual oil and gas properties could occur when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved oil and gas reserves, increases in our estimates of development costs or nonproductive exploratory drilling results. A writedown could adversely affect the trading price of our common stock.

We use the successful efforts accounting method. All property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending the determination of whether proved reserves are discovered. If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed. All geological and geophysical costs on exploratory prospects are expensed as incurred.

The capitalized costs of our oil and gas properties, on a field-by-field basis, may exceed the estimated future net cash flows of that field. If so, we record impairment charges to reduce the capitalized costs of each such field to our estimate of the field’s fair market value. Unproved properties are evaluated at the lower of cost or fair market value. These types of charges will reduce our earnings and stockholders’ equity.

We assess our properties for impairment periodically, based on future estimates of proved and risk-adjusted probable reserves, oil and gas prices, production rates and operating, development and reclamation costs based on operating budget forecasts. Once incurred, an impairment charge cannot be reversed at a later date even if we experience increases in the price of oil or gas, or both, or increases in the amount of our estimated proved reserves.

All of our operations are conducted in areas with inherent international and governmental risks.

We are subject to risks inherent in international operations, including adverse governmental actions, political risks, expropriation of assets and the risk of civil unrest or war. Our oil and gas properties are located in Kazakhstan, which until 1990 was part of the Soviet Union. Kazakhstan retains many of the laws and customs from the former Soviet Union, but has developed and is continuing to develop its own legal, regulatory and financial systems. As the political and regulatory environment changes, we may face uncertainty about the interpretation of the agreements to which we are party and, in the event of dispute, we may have limited recourse within the legal and political system.

We have not finalized a long-term production contract with the government of Kazakhstan and our current exploration contract is scheduled to expire in 2007.

We currently produce and sell oil pursuant to an exploration contract with the government of Kazakhstan which expires in April 2007. Under our exploration contract and the Law of Petroleum, we hold the exclusive right to negotiate and execute a production contract with the Ministry of Energy and Mineral Resources (“MEMR”) in the event of a commercial discovery in the license area, and the government is required to conduct these negotiations. In December 2004, the State Committee of Reserves approved commercial reserves for development and exploitation in the South Alibek Field. On this basis, the MEMR granted us the exclusive right to execute a long-term production contract in June 2005. We concluded negotiations of the final commercial and legal terms of the contract in September 2005, when the working group of the MEMR formally approved the draft production contract. The final draft was then circulated to the relevant governmental ministries and committees for their formal acceptance prior to contract execution. In the course of this process, several of these governmental bodies requested additional changes to the contract, most of which we successfully negotiated and included in the written contract.

As of March 10, 2006, approval of one remaining ministry, the Ministry of Economy, was still pending. Once this final approval is obtained, the production contract will be signed by the prime minister, at which time it will enter into effect. Due to the fact that the previous Minister of Economy was replaced in December 2005 following the reelection of President Nursultan Nazarbayev, and the incumbent is now expected also to be replaced, the negotiations have been delayed. We believe that ultimately the negotiations with the Ministry of Economy will be successfully concluded and the production contract signed during the first half of 2006. However, there can be no assurance that we will be successful in finalizing the production contract by such time or at all. If we are unable to finalize the production contract in a timely manner or at all, our business, financial condition and results of operations could be materially and adversely affected.

Our business and results of operations depend on our ability to transport our production to viable markets and on the price at which we can sell our production.

Our future success depends on our ability to transport and market our production either within Kazakhstan or through export to other markets. Our ability to sell our production and, in turn, our revenues could be materially and adversely affected by issues which are outside our control relating to the crude oil transportation infrastructure both within and outside Kazakhstan. The exportation of oil from Kazakhstan depends on access to transportation routes, primarily pipeline systems, which can have limited available capacity and are subject to other restrictions.

We currently export our oil by rail. The rail terminal is accessed by truck from our field facilities. Our future plans include the shipment of oil by pipeline, which is the preferred and most cost effective method to sell crude oil production into the export market. We expect the implementation of our plans to result in higher realized prices for our crude oil than our current marketing arrangements, but we cannot be assured that we will be successful in implementing our plans. Unless we obtain access to pipelines to transfer our crude oil out of Kazakhstan, the prices at which we sell our crude oil may remain well below world market prices.

Oil prices are volatile. A decline in prices could adversely affect our financial position, results of operations, cash flows, access to capital and ability to grow.

Our revenues, results of operations and future growth depend primarily upon the prices we receive for the oil we sell. Historically, the markets for oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in worldwide oil prices may result from relatively minor changes in the supply of and demand for oil, market uncertainty and other factors that are beyond our control, including:

•	worldwide supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to, and maintain, oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil price movements with any degree of certainty. Declines in oil prices would not only reduce our revenues, but could reduce the amount of oil that we can produce economically and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could adversely affect our financial condition.

We have substantial debt, namely our senior secured notes due 2010, and, in turn, substantial debt service requirements. Our ability to make payments on our senior secured notes due 2010 and any future indebtedness we may incur depends on our ability to generate sufficient cash flow. We cannot assure you that:

•	our business will generate sufficient cash flow from operations to service our indebtedness;

•	future borrowings or proceeds from equity issuances will be available in an amount sufficient to enable us to pay our indebtedness on or before the maturity date of such indebtedness; or

•	we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

Factors beyond our control may affect our ability to service our indebtedness. These factors include those discussed in this “Risk Factors” section.

If, in the future, we cannot generate sufficient cash flow from our operations to meet our debt service obligations, we may need to refinance our debt, obtain additional financing, issue equity or sell assets, which we may not be able to do on commercially reasonable terms, if at all, and which we may be prohibited from doing under the terms of our indebtedness. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations. Our inability to generate cash flow or obtain funding sufficient to satisfy our debt service obligations could materially and adversely affect our financial condition.

Covenants in the indenture governing our senior secured notes due 2010 impose significant restrictions on us.

The indenture governing our senior secured notes due 2010 contains a number of covenants imposing significant restrictions on us. The restrictions these covenants place on us include restrictions on our repurchase of, and payment of dividends on, our capital stock and limitations on our ability to incur additional indebtedness, make investments, engage in transactions with affiliates, sell assets and create liens on our assets. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise and, in turn, may materially and adversely affect our business, financial condition and results of operations.

Significant capital expenditures are required to execute our development program.

Our development and production activities, including our exploration contract with the government of Kazakhstan, require us to make substantial capital expenditures. Historically, we have funded our capital expenditure requirements through a combination of cash flows from operations, borrowings under bank credit facilities, private placements of our common stock, preferred stock and debt securities and borrowings from our affiliates. Our cash flows from operations are subject to a number of variables, such as the level of production from our existing wells, the prices of oil, and our success in developing and producing our reserves. If our revenues were to decrease as a result of lower oil prices or decreased production, and our access to capital were limited, we may not be able to meet our capital expenditure requirements, which could, in turn, materially and adversely affect our business, financial condition and results of operations.

Competition in our industry is intense, and many of our competitors in the Kazakhstan region have greater financial and other resources than we do.

We operate in the highly competitive areas of oil exploration, development and production. We face intense competition from both major and other independent oil and natural gas companies in seeking to acquire:

•	desirable producing properties or new leases for future exploration; and

•	the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours and, moreover, some of them are fully integrated oil companies with operations in the exploration, development, production, pipeline transportation, refining and marketing sectors of the oil and gas industry. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit.

In addition, our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and successfully consummate transactions, and there can be no assurance that we will be able to do so.

Compliance with governmental regulations could be costly.

Our operations are subject to various levels of government controls and regulations in the United States and in Kazakhstan, including environmental controls and regulations. It is not possible for us to separately calculate the costs of compliance with these controls and regulations, as such costs are an integral part of our operations.

In Kazakhstan, legislation affecting the oil and gas industry is under constant review for amendment or expansion. Pursuant to such legislation, various governmental departments and agencies have issued extensive rules and regulations which affect the oil and gas industry, some of which carry substantial penalties for failure to comply. These laws and regulations can have a significant impact on the oil and gas industry by increasing the cost of doing business and, consequentially, can adversely affect our results of operations. Inasmuch as new legislation affecting the industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws and regulations.

The loss of key personnel could have an adverse effect on our business.

Our success is dependent on the performance of our senior management and key technical personnel. The loss of our chief executive officer or other key employees could have a material and adverse effect on our business. We do not currently have employment or non-compete agreements in place with any of our senior management or key employees. In addition, we do not carry life insurance covering any of our senior management or key employees.

Risks Relating to the Warrants and Our Common Stock

There is no established trading market for the warrants and, as a result, you may not be able to sell them at the particular time you select, at the price that you originally paid or at all.

There is no established trading market for the warrants. Moreover, we do not intend to apply to have the warrants listed on any securities exchange or included in any automated quotation system. As a result, we cannot assure you that you will be able to sell your warrants at the particular time you select, at the price that you originally paid or at all. We also cannot assure you as to the liquidity of any market that may develop for the warrants. Future trading prices and the liquidity of any market for the warrants, to the extent such a market ever develops, will depend on many factors, including:

•	our financial condition and results of operations;

•	the interest of securities dealers in making a market for the warrants; and

•	the market for similar securities.

Purchasers of our common stock upon exercise of the warrants will experience immediate and substantial dilution in net tangible book value per share.

Dilution per share represents the difference between the exercise price of the warrants and our net consolidated book value per share immediately after the exercise of the warrants. Assuming the exercise of all of the warrants, the purchasers of our common stock upon exercise of the warrants will experience immediate dilution of $3.18 in net tangible book value per share as of December 31, 2005, based on an exercise price of the warrants of $4.27 per share.

Since the warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.

In the event a bankruptcy or reorganization proceeding is commenced by or against us, a bankruptcy court may hold that any unexercised warrants are executory contracts that are subject to rejection by us with the approval of the bankruptcy court. As a result, holders of the warrants may, even if we have sufficient funds, not be entitled to receive any consideration for their warrants or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization proceeding.

Our common stock has experienced, and may continue to experience, price volatility. The limited trading volume of our common stock may contribute to this price volatility.

The trading price of our common stock has been, and may continue to be, highly volatile. We believe this volatility is due to, among other things, the results of our drilling program, current expectations of our future financial performance, prices of oil and natural gas and the volatility of the stock market in general.

Moreover, our common stock, which began trading on the American Stock Exchange in March 2005, does not have substantial trading volume. During the three months ended December 31, 2005, the average daily trading volume of our common stock was approximately 477,000 shares, which represents less than one percent of our outstanding shares of common stock. As a result, relatively small trades of our common stock may have a significant impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock.

Because of the limited trading volume in our common stock and the price volatility of our common stock, you may be unable to sell your shares of our common stock when you desire or at the price you desire. Moreover, the inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss.

The market price of our common stock could be adversely affected by sales and issuances of our common stock in the public markets.

As of December 31, 2005, our three largest stockholders owned approximately 17%, and our directors and executive officers beneficially owned approximately 24%, of the outstanding shares of our common stock. Sales of our common stock by these stockholders, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through future offerings of equity securities. In addition, the market price of our common stock could decline as a result of issuances by us of additional shares of our common stock pursuant to our existing shelf registration statement or otherwise. The market price of our common stock could also decline as the result of the perception that such issuances could occur.

Our directors and executive officers control a significant portion of our common stock and, as a result, may be able to significantly influence matters requiring the approval of our stockholders.

As of December 31, 2005, our directors and executive officers controlled in the aggregate approximately 24% of the outstanding shares of our common stock, representing approximately 20% of the then-combined voting power of our common stock and Series A cumulative convertible preferred stock (which vote together as a class). As a result, our directors and executive officers, acting together, may be able to significantly influence matters requiring the approval of our stockholders.

We have not previously paid dividends on our common stock and we do not anticipate doing so in the foreseeable future.

We have not in the past paid any dividends on our common stock and do not anticipate that we will pay any dividends on our common stock in the foreseeable future. Our ability to pay dividends is restricted by the terms of our Series A cumulative convertible preferred stock and by the indenture governing our senior secured notes due 2010. Any future decision to pay a dividend on our common stock and the amount of any dividend paid, if permitted, will be made at the discretion of our board of directors.

We have outstanding, and may issue additional shares of, preferred stock that have greater rights than our common stock.

We are permitted by our amended and restated certificate of incorporation to issue up to 5,000,000 shares of preferred stock. We can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from our common stockholders or other securityholders. Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation rights and may have greater voting rights than our common stock.

As of December 31, 2005, we had outstanding 1,547.714 shares of our Series A cumulative convertible preferred stock. These shares of preferred stock have rights senior to our common stock with respect to dividends and liquidation rights. In addition, our Series A cumulative convertible preferred stock may be converted into shares of our common stock, which could dilute the value of our common stock to our then-current common stockholders and could adversely affect the market price of our common stock. See the section of this prospectus entitled “Description of Capital Stock – Series A Cumulative Convertible Preferred Stock” for further information regarding our Series A cumulative convertible preferred stock.

Provisions in our amended and restated certificate of incorporation, the indenture governing our senior secured notes due 2010 and provisions under Delaware law may inhibit a takeover of our company.

Under our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of our common or preferred stock without the approval of our stockholders. Issuance of these shares could make it more difficult to acquire our company without the approval of our board of directors as more shares would have to be acquired to gain control.

In addition, upon a change of control of our company, each holder of our senior secured notes due 2010 may require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the aggregate principal amount of such holder’s notes, together with accrued and unpaid interest, if any, to the date of purchase. Also, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

These provisions may deter hostile takeover attempts that could result in an acquisition of us that would have been financially beneficial to our stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the resale of the warrants or the resale of the shares of our common stock issuable upon exercise of the warrants. We will, however, receive cash proceeds from the exercise of the warrants. Each warrant, when exercised, will entitle the holder to receive one share of our common stock at an exercise price of $4.27 per share (subject to adjustment). Therefore, if all of the outstanding warrants registered hereby are exercised at an exercise price of $4.27 per share, we will issue 17,263,500 shares of our common stock and will receive aggregate cash proceeds of approximately $73,715,000.

However, under certain circumstances described in the warrant agreement governing the warrants, the warrants may be exercised using a cashless exercise feature, pursuant to which warrants may be surrendered to us as payment of the exercise price for warrants being exercised. Therefore, we may not receive any cash proceeds upon the exercise of some or all of the warrants.

We have no specific plans for any cash proceeds that may be received by us from exercises of the warrants. Any cash proceeds received by us from exercises of the warrants may be used for the financing of acquisitions of oil and gas properties or companies operating in the oil and natural gas industries, for the repayment of any then-outstanding indebtedness and/or for general corporate purposes. General corporate purposes may include additions to working capital, repurchases of our stock or capital expenditures. If we do not use any such cash proceeds immediately upon receipt, we may temporarily invest them in short-term, interest-bearing obligations.

DILUTION

Our net tangible book value as of December 31, 2005 was a surplus of approximately $56.7 million or $0.55 per share (including the shares of our common stock issuable upon the conversion of our Series A cumulative convertible preferred stock outstanding as of December 31, 2005).

After giving effect to the receipt of the aggregate cash proceeds upon the exercise of the warrants, assuming exercise of all of the warrants at an exercise price of $4.27 per share, our pro forma net tangible book value as of December 31, 2005 would have been a surplus of approximately $130.4 million or $1.09 per share (including the shares of our common stock issuable upon the conversion of our Series A cumulative convertible preferred stock outstanding as of December 31, 2005). This represents an immediate increase in our net tangible book value of $0.54 per share to our existing stockholders and an immediate dilution in our net tangible book value of $3.18 per share to the purchasers of our common stock issuable upon the exercise of the warrants. The following illustrates this per-share dilution:

Exercise price		$4.27
Net tangible book value per share prior to exercises of the warrants	0.55
Increase per share attributable to issuances of shares upon exercises of the warrants	0.54

Pro forma net tangible book per share after exercises of the warrants		1.09

Dilution in net tangible book value to purchasers pursuant to warrant exercises		$3.18

SELLING SECURITYHOLDERS

The registration statement of which this prospectus forms a part has been filed with the SEC pursuant to the purchase agreements, each dated as of December 12, 2005, entered into by us with each of the accredited investors who participated in our December 2005 private placement of our senior secured notes due 2010. Our senior secured notes due 2010 and the warrants registered hereby were offered and sold to the accredited investors together as “Units.” The warrants and the shares of our common stock issuable upon the exercise of the warrants are being registered hereby to afford the selling securityholders the opportunity to sell the warrants and the shares of our common stock issuable upon the exercise of the warrants in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act.

Selling securityholders may use this prospectus to offer and sell the warrants and the shares of our common stock issuable upon exercise of the warrants. See the section of this prospectus entitled “Plan of Distribution.” The table below sets forth information about the beneficial ownership of the warrants and shares of our common stock issuable upon exercise of the warrants by each selling securityholder who has timely provided us with a completed and executed registration statement questionnaire stating its intent to use this prospectus to sell or otherwise dispose of warrants and/or shares of our common stock issuable upon exercise of the warrants. We have prepared this table using information furnished to us by or on behalf of the selling securityholders as of March 10, 2006, which we have not sought to verify. The information in the table may change from time to time.

For purposes of the following table, beneficial ownership is determined in accordance with the rules of the SEC, and includes the right to acquire voting or investment control of our common stock within 60 days. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in the table does not constitute an admission of beneficial ownership by the persons named therein. No selling securityholder listed below nor any of its affiliates has, or during the three years preceding the date of this prospectus has had, any position, office or other material relationship with us or any of our affiliates.

The registration of the warrants and the shares of our common stock issuable upon exercise of the warrants does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their warrants in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional securityholders notify us of their intent to use this prospectus to dispose of the warrants and/or shares of our common stock issuable upon exercise of the warrants, we may file a prospectus supplement to include those additional securityholders’ information even if, because we have not been notified of any prior exempt sales, the table below continues to list warrants and/or shares of our common stock issuable upon exercise of the warrants previously proposed to be sold by the additional securityholders’ transferors.

Selling Securityholder	Number of Warrants Registered for Resale	Number of Shares of Common Stock Issuable upon Exercise Registered for Resale (1)	Shares of Common Stock Beneficially Owned Before Offering		Shares of Common Stock Beneficially Owned After Offering
			Number	Percent (2)	Number	Percent (2)
George Karfunkel	69,054.0	69,054.0	—	—	—	—
Brightwater Master Fund, LP	155,371.5	155,371.5	—	—	—	—
Brightwater Fund, LLC	17,263.5	17,263.5	—	—	—	—
DB Distressed Opportunities Fund, Ltd.	103,581.0	103,581.0	—	—	—	—
The Opportunity Fund LLC	172,635.0	172,635.0	—	—	—	—
Post Opportunity Fund, LP	172,635.0	172,635.0	—	—	—	—
MW Post Opportunity Offshore Fund, Ltd.	41,432.4	41,432.4	—	—	—	—
Post Total Return Fund, LP	86,317.5	86,317.5	—	—	—	—
Post Total Return Offshore Fund, Ltd.	51,790.5	51,790.5	—	—	—	—
State of South Dakota Retirement System Fund	172,635.0	172,635.0	—	—	—	—
Sphinx Distressed (MW Post Opportunity) Segregated Portfolio	27,621.6	27,621.6	—	—	—	—
MW Post Portfolio Fund, Ltd.	48,337.8	48,337.8	—	—	—	—
HFR DS Opportunity Master Trust	69,054.0	69,054.0	—	—	—	—
DB Distressed Opportunities Fund, L.P.	20,716.2	20,716.2	—	—	—	—
Post High Yield, L.P.	69,054.0	69,054.0	—	—	—	—
Airlie Opportunity Master Fund, Ltd.	690,540.0	690,540.0	—	—	—	—
Trafalgar Discovery Fund	103,581.0	103,581.0	—	—	—	—
Trafalgar Recovery Fund	241,689.0	241,689.0	—	—	—	—
Ore Hill Fund L.P.	932,229.0	932,229.0	—	—	—	—
Parasail & Co.	41,432.4	41,432.4	—	—	—	—
Beachchair & Co.	31,074.3	31,074.3	—	—	—	—
Barnacleshore & Co.	93,222.9	93,222.9	—	—	—	—
Daymaster & Co.	41,432.4	41,432.4	—	—	—	—
CAMOF1 Master LDC	69,054.0	69,054.0	—	—	—	—
Whitebox Hedged High Yield Partners, L.P.	180,783.4	180,783.4	—	—	—	—
HFR RVA Combined Master Trust	9,115.1	9,115.1	—	—	—	—
Guggenheim Portfolio Company XXXI, L.L.C.	17,263.5	17,263.5	—	—	—	—
Saranac Capital Management LP f/b/o Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.	78,376.3	78,376.3	—	—	—	—
Saranac Capital Management LP f/b/o Citigroup Alternative Investments Qualified Investor Portfolio Multi-Strategy Arbitrage Portfolio	132,169.4	132,169.4	—	—	—	—
Saranac Capital Management LP f/b/o Saranac Arbitrage Master LP	24,030.8	24,030.8	—	—	—	—
Saranac Capital Management LP f/b/o Saranac Arbitrage (ERISA) Ltd.	41,639.6	41,639.6	—	—	—	—

Saranac Capital Management LP f/b/o Citigroup Alternative Investments Archer Investors Ltd.	186,722.0	186,722.0	—	—	—	—
Citigroup Alternative Investments Archer Investors LP by Saranac Capital Management LP, Its Subadvisor	75,821.3	75,821.3	—	—	—	—
Saranac Capital Management LP f/b/o Saranac Total Return (ERISA) Investment LP	131,686.0	131,686.0	—	—	—	—
Saranac Capital Management LP f/b/o Saranac Total Return Investment, LP	20,094.7	20,094.7	—	—	—	—
ADRC Limited	448,851.0	448,851.0	—	—	—	—
QDRF Master LTD	878,228.8	878,228.8	—	—	—	—
Quadrangle Debt Recovery Income Fund Master Ltd.	63,529.7	63,529.7	—	—	—	—
Quadrangle Debt Opportunities Fund Master Ltd.	94,051.5	94,051.5	—	—	—	—
Fulltide & Co.	17,263.5	17,263.5	—	—	—	—
Guy & Co.	328,006.5	328,006.5	—	—	—	—
Stonehill Institutional Partners, L.P.	1,173,918.0	1,173,918.0	—	—	—	—
Satellite Senior Income Fund, LLC	3,038,376.0	3,038,376.0	—	—	—	—
Satellite Credit Opportunities Fund, Ltd.	414,324.0	414,324.0	—	—	—	—
Boldwater Credit Opportunities Master Fund LP	165,729.6	165,729.6	—	—	—	—
Boldwater Capital Partners Master Fund LP	41,432.4	41,432.4	—	—	—	—
Deephaven Event Trading Ltd.	897,702.0	897,702.0	—	—	—	—
Deephaven Distressed Opportunities Trading Ltd.	393,607.8	393,607.8	—	—	—	—
MA Deep Event Ltd.	89,770.2	89,770.2	—	—	—	—
Redwood Master Fund, Ltd.	207,162.0	207,162.0	—	—	—	—
Cedarview Opportunities Master Fund, LP	103,581.0	103,581.0	—	—	—	—
Kenmont Special Opportunities Master Fund, L.P.	207,162.0	207,162.0	—	—	—	—
Ridgewood Limited	6,905.4	6,905.4	180,578	*	180,578	*
SunAmerica Series Trust-SunAmerica High Yield Bond Portfolio	44,885.1	44,885.1	—	—	—	—
SunAmerica Income Funds-SunAmerica High Yield Bond Fund	44,885.1	44,885.1	—	—	—	—
American General Life Insurance Company	911,512.8	911,512.8	—	—	—	—
SunAmerica Income Funds-SunAmerica Strategic Bond Fund	13,810.8	13,810.8	—	—	—	—
VALIC Company II Strategic Bond Fund	6,905.4	6,905.4	—	—	—	—
VALIC Company II High Yield Bond Fund	13,810.8	13,810.8	—	—	—	—
Amarete Master Limited	1,173,918.0	1,173,918.0	—	—	—	—
Anchorwell & Co.	34,181.7	34,181.7	—	—	—	—
Seine & Co.	7,941.2	7,941.2	—	—	—	—
Villagebluff & Co.	21,406.7	21,406.7	—	—	—	—
Villageharbor & Co.	196,113.4	196,113.4	—	—	—	—
Deepocean & Co.	3,107.4	3,107.4	—	—	—	—
Villagecoast & Co.	31,419.6	31,419.6	—	—	—	—
Silverberry & Co.	13,465.5	13,465.5	—	—	—	—
Villagebeach & Co.	3,107.4	3,107.4	—	—	—	—

Silverfir & Co.	12,084.5	12,084.5	—	—	—	—
Surfnet & Co.	16,918.2	16,918.2	—	—	—	—
Turnboat & Co.	5,524.3	5,524.3	—	—	—	—
UBS Securities LLC	621,486.0	621,486.0	—	—	—	—
Millennium Partners LP	752,688.6	752,688.6	—	—	—	—
Bear Stearns Securities Corp.	345,270.0	345,270.0	—	—	—	—

*	Indicates less than 1%.

(1)	Assumes exercise of the entire amount of warrants held by the selling securityholder. The number of shares of our common stock issuable upon exercise of the warrants may be adjusted under the circumstances described in the section of this prospectus entitled “Description of Warrants – Adjustments.” Under the terms of the warrants, cash will be paid instead of issuing any fractional share of our common stock.

(2)	Based on 87,128,021 shares of our common stock outstanding as of December 31, 2005.

DESCRIPTION OF WARRANTS

The warrants were issued pursuant to a warrant agreement, dated as of December 12, 2005, between us and The Bank of New York, as warrant agent. The following summary of certain provisions of the warrant agreement and the warrants does not purport to be complete and is qualified in its entirety by reference to the warrant agreement and the warrants, including the definitions therein of certain terms.

General

Each warrant, when exercised, will entitle the holder to receive one share of our common stock (each such share, a “warrant share”) at an exercise price of $4.27 per share. The exercise price and the number of warrant shares issuable on exercise of a warrant are both subject to adjustment upon the occurrence of certain events. See “ - Adjustments” below. The warrants entitle the holders thereof to purchase in the aggregate approximately 15% of our outstanding common stock on a fully diluted basis (excluding our Series A cumulative convertible preferred stock; see “ - Adjustments” below) as of the date of original issuance of the warrants.

Unless exercised, the warrants will automatically expire on December 15, 2010. We will give notice of the expiration date not less than 90 nor more than 120 days prior to the expiration date to the registered holders of the then-outstanding warrants.

Exercise of Warrants

The warrants may be exercised by surrendering to the warrant agent the warrant certificates evidencing such warrants with the accompanying form of election to exercise, properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made in the form of cash or a certified or official bank check payable to the order of the Company. Upon surrender of the warrant certificates and payment of the exercise price, the warrant agent will deliver or cause to be delivered, to or upon the written order of such holder, a stock certificate or certificates representing the number of whole warrant shares or other securities or property to which such holder is entitled under the warrants and the warrant agreement, including, without limitation, any cash payable to adjust for fractional interests in the warrant shares issuable upon such exercise. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants.

If at any time a shelf registration statement (such as the registration statement of which this prospectus forms a part) is not in effect with respect to the warrants and the warrant shares at the time the warrant agent receives an election to exercise from a holder, we will, subject to applicable securities laws, provide for a cashless exercise of such warrants. Upon a cashless exercise of warrants, we will issue a number of shares of our common stock equal to the total number of shares underlying the warrants, less a number of shares equal to the exercise price multiplied by the total number of shares underlying the warrants divided by the current market value of our common stock.

No fractional warrant share will be issued upon exercise of the warrants. If any fraction of a warrant share would, except for the foregoing provision, be issuable upon the exercise of any warrants, we will, in lieu of issuing a fraction of a warrant share, pay to the holder of the warrants at the time of exercise an amount in cash equal to the same fraction of the current market value of a share of our common stock computed to the nearest whole cent.

No service charge will be made for the registration of transfer or exchange upon surrender of any warrant certificate at the office of the warrant agent maintained for that purpose. We may, however, require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

Holders of the warrants, as such, have no right to vote on or consent with respect to matters submitted to our stockholders, receive notice of any meeting of our stockholders, receive dividends or other distributions on our common stock or share in our assets in the event of our liquidation, dissolution or winding up.

Adjustments

The number of warrant shares purchasable upon the exercise of the warrants and the exercise price are subject to adjustment upon the occurrence of certain events, including: (i) our payment of dividends (or other distributions) on our common stock payable in shares of our common stock or other shares of our capital stock, (ii) subdivisions, combinations and reclassifications of our common stock and (iii) the distribution to all holders of our common stock of any of our assets, debt securities or any rights or warrants to purchase securities (excluding cash dividends or other cash distributions from current or retained earnings).

The exercise price is also subject to adjustment if we issue (i) shares of our common stock for a consideration per share less than the current market value per share or (ii) any securities convertible into or exchangeable for our common stock for a consideration per share of our common stock initially deliverable upon conversion or exchange of such securities that is less than the current market value per share on the date of issuance of such securities, in each case, other than (1) pursuant to the exercise of the warrants, (2) pursuant to any security convertible into, or exchangeable or exercisable for, shares of our common stock outstanding as of the date of original issuance of the warrants, (3) upon the conversion, exchange or exercise of any convertible, exchangeable or exercisable security of the Company as to which the issuance thereof has previously been the subject of any required adjustment pursuant to the warrant agreement and (4) upon the conversion, exchange or exercise of convertible, exchangeable or exercisable securities of the Company outstanding as of the date of original issuance of the warrants (to the extent in accordance with the terms of such securities as in effect on such date).

Notwithstanding the foregoing, no adjustment in the exercise price will be required in respect of (i) the grant of any stock option, restricted stock award or stock incentive award at an exercise price at least equal to the current market value, (ii) the grant of any other stock option, restricted stock award or stock incentive award to any officer, director or employee of the Company or any of our subsidiaries pursuant to any compensatory plan or arrangement that has been approved in good faith by our board of directors or (iii) the exercise of any such option or award.

As used in this section and in the warrant agreement, the term “current market value” per share of our common stock or any other security at any date means, on any date of determination, (a) the average of the daily closing sale prices for each of the 15 business days immediately preceding such date (or such shorter number of days during which such security has been listed or traded), if the security has been listed on the New York Stock Exchange, the American Stock Exchange or other national securities exchange or the Nasdaq National Market for at least 10 business days prior to such date, (b) if such security is not so listed or traded, the average of the daily closing bid prices for each of the 15 business days immediately preceding such date (or such shorter number of days during which such security had been quoted), if the security has been quoted on a national over-the-counter market for at least 10 business days prior to such date, or (c) otherwise, the value of the security as reasonably determined in good faith by the independent members of our board of directors.

Upon the conversion of any shares of our Series A cumulative convertible preferred stock into shares of our common stock, the exercise price of the warrants then in effect shall be reduced by an amount equal to the product obtained by multiplying (A) $0.94 (as appropriately adjusted to reflect stock splits or combinations, stock dividends, reorganizations, consolidations and similar events) times (B) a fraction, (I) the numerator of which shall be the number of shares of our Series A cumulative convertible preferred stock being converted and (II) the denominator of which shall be the number of shares of our Series A cumulative convertible preferred stock outstanding as of the date of original issuance of the warrants. However, in no event will the aggregate reductions in the exercise price pursuant to this adjustment provision exceed $0.94 (as appropriately adjusted to reflect stock splits or combinations, stock dividends, reorganizations, consolidations and similar events).

No adjustment in the exercise price or the number of warrant shares purchasable upon the exercise of the warrants will be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the exercise price or the number of warrant shares purchasable upon the exercise of the warrants (as the case may be); provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

In the event of certain reclassifications, redesignations, reorganizations or changes in the number of outstanding shares of our common stock, consolidations or mergers of the Company or the sale of all or substantially all of our assets, each holder of warrants shall have the right to exercise its warrants prior to the effective date of such corporate event and, to the extent its warrants are not so exercised, such warrants shall thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior to the effective date of such corporate event. Upon executing a definitive agreement or other documentation with respect to any such corporate event, we will promptly, and in any event at least 15 business days prior to the effective date of such corporate event, provide written notice of such corporate event, which shall include the expected effective date of such corporate event, to the warrant agent and to each of the registered holders of the warrants at their respective addresses appearing on the warrant register by first-class mail, postage prepaid.

Upon the declaration by our board of directors of a dividend on our common stock, each holder of warrants shall have the right to exercise its warrants prior to the record date for such dividend. We will promptly, and in any event at least 15 business days prior to the record date for such dividend, provide written notice of such dividend declaration, which shall include the expected payment date of such dividend, to the warrant agent and to each of the registered holders of the warrants at their respective addresses appearing on the warrant register by first-class mail, postage prepaid.

Reservation of Shares

We have authorized and reserved for issuance such number of shares of our common stock as are issuable upon the exercise of all of the outstanding warrants. Such shares of our common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including, without limitation, curing defects or inconsistencies or making any change that does not materially and adversely affect the rights of any holder. Any amendment or supplement to the warrant agreement that has a material and adverse effect on the interests of the holders of the warrants requires the written consent of the holders of a majority of the then-outstanding warrants; provided, however, that the consent of each holder of the warrants is required for, among other things, any amendment pursuant to which the exercise price of the warrants would be increased or the number of warrant shares purchasable upon exercise of the warrants would be decreased (other than pursuant to adjustments provided for in the warrant agreement).

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 205,000,000 shares of stock, including up to 200,000,000 shares of our common stock, with a par value of $0.0006 per share, and up to 5,000,000 shares of preferred stock, with a par value of $0.0006 per share. As of December 31, 2005, we had (i) 87,128,021 shares of our common stock outstanding, and (ii) 1,547.714 shares of our Series A cumulative convertible preferred stock outstanding and convertible into approximately 15,477,141 shares of our common stock. Also as of December 31, 2005, we had options outstanding and exercisable for approximately 833,333 shares of our common stock at an average exercise price of $1.41 per share and warrants (in addition to the warrants offered hereby) outstanding and exercisable for approximately 9,301,786 shares of our common stock at an average exercise price of $1.98 per share.

Our amended and restated certificate of incorporation authorizes our board of directors to cause preferred stock to be issued in one or more series without action by our stockholders. Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock and can determine the number of shares of each series, and the preferences, limitations and relative rights of each series. We may amend our amended and restated certificate of incorporation to increase or decrease the number of authorized shares of preferred stock in any manner permitted by our amended and restated certificate of incorporation and the General Corporation Law of the State of Delaware (the “DGCL”).

The following is a summary of the key terms and provisions of our equity securities. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation, the certificate of designations governing our Series A cumulative convertible preferred stock which forms a part of our amended and restated certificate of incorporation, our bylaws, the DGCL and the documents we have incorporated by reference, and you should refer to the applicable provisions of these documents for a complete statement of the rights and terms of our capital stock.

Section 203 of the DGCL

We are a Delaware corporation and are subject to Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to that date, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (3) on or after such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An

“interested stockholder” is a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock.

Limitation on Changes in Control

Certain of the provisions of our amended and restated certificate of incorporation and bylaws and the provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control or the removal of our existing management or deterring potential acquirors from making an offer to our stockholders. This could be the case even if a majority of our stockholders might benefit from such a change in control or offer. In addition, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including voting rights that would require the approval of a percentage of the preferred stockholders.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote per share. Subject to (1) the right of holders of our Series A cumulative convertible preferred stock to approve certain actions as described below under “ – Series A Cumulative Convertible Preferred Stock – Actions Requiring the Consent of Holders of Series A Cumulative Convertible Preferred Stock” and (2) the voting rights, if any, of the holders of any other series of our preferred stock that may be outstanding from time to time pursuant to applicable law or the provisions of the certificate of designations governing that series, all voting rights are vested in the holders of shares of our common stock and the holders of shares of our Series A cumulative convertible preferred stock, who vote together as one class.

The affirmative vote of the holders of a majority of our total voting power present in person or represented by proxy decides any matter properly brought before a stockholders’ meeting duly organized for the transaction of business unless, by express provision of law, our amended and restated certificate of incorporation, the certificate of designations governing our Series A cumulative convertible preferred stock or our bylaws, a different percentage or vote is required, in which case such express provision shall govern. Our directors are elected by plurality vote. Accordingly, the holders of more than 50% of our total voting power can, if they choose to do so, elect all of our directors. There is no cumulative voting with respect to the election of our directors.

Dividends

Dividends may be paid to the holders of our common stock in cash, stock or otherwise when, as and if declared by our board of directors out of funds or assets legally available for their payment, subject to (1) the rights of holders of our Series A cumulative convertible preferred stock described below under “– Series A Cumulative Convertible Preferred Stock – Dividends,” which include the right to participate on a pro rata, as-converted basis in any dividends paid to the holders of our common stock, and (2) the rights, if any, of the holders of any other series of our preferred stock pursuant to applicable law or the provisions of the certificate of designations governing that series. In addition, the indenture governing our senior secured notes due 2010 restricts our ability to pay dividends on our common stock.

Rights Upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally, in proportion to the number of shares of our common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of our then-outstanding preferred stock (including our Series A cumulative convertible preferred stock, if then outstanding) have received their liquidation preferences in full, subject to the right of holders of our Series A cumulative convertible preferred stock to participate on a pro rata, as-converted basis in any distributions made to the holders of our common stock (see “– Series A Cumulative Convertible Preferred Stock – Rights Upon Liquidation”).

Miscellaneous

The issued and outstanding shares of our common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of common stock are not redeemable or convertible into shares of any other class of our capital stock. OTC Stock Transfer is the transfer agent and registrar for our common stock.

Series A Cumulative Convertible Preferred Stock

Dividends

The holders of our Series A cumulative convertible preferred stock are entitled to receive cumulative dividends, payable quarterly in cash, at the rate of 4.5% per share per annum (based on the liquidation preference of $14,000 per share). No dividends shall be declared or paid or set apart for payment on the shares of our common stock or any other class or series of our capital stock which may be outstanding from time to time unless full cumulative dividends have been or contemporaneously are declared and paid on the Series A cumulative convertible preferred stock through the then-most recent dividend payment date.

In addition, each holder of our Series A cumulative convertible preferred stock is entitled to participate in any dividend paid on our common stock on a pari passu basis with the holders of our common stock, with the amount of such dividend to be distributed to each holder of our Series A cumulative convertible preferred stock computed on the basis of the number of shares of our common stock which would then be held by such holder if, immediately prior to the declaration of the dividend, all shares of the Series A cumulative convertible preferred stock held by such holder had been converted into shares of our common stock at the then-current conversion value (see below).

The indenture governing our senior secured notes due 2010 restricts our ability to pay dividends on our Series A cumulative convertible preferred stock and our common stock.

Conversion Rights

Subject to the beneficial ownership cap described below, each share of our Series A cumulative convertible preferred stock is convertible at any time, at the holder’s option, into such number of shares of our common stock as is determined by dividing the sum of the liquidation preference of the share (i.e., $14,000) plus any accrued and unpaid dividends thereon by the conversion value of our Series A cumulative convertible preferred stock then in effect. The conversion value of our Series A cumulative convertible preferred stock is, as of the date of this prospectus, $1.40 per share and is subject to adjustment under the circumstances described in the certificate of designations governing our Series A cumulative convertible preferred stock. As of December 31, 2005, the 1,547.714 outstanding shares of our Series A cumulative convertible preferred stock were convertible into approximately 15,477,141 shares of our common stock.

Beneficial Ownership Cap

The certificate of designations governing our Series A cumulative convertible preferred stock limits the number of shares of our common stock that may be acquired by any holder of our Series A cumulative convertible preferred stock upon the conversion of its shares of our Series A cumulative convertible preferred stock and limits the number of shares of our Series A cumulative convertible preferred stock that is entitled to voting rights to the extent necessary to ensure that, following such conversion or deemed conversion for voting purposes, the aggregate number of shares of our common stock then beneficially owned by such holder and its affiliates does not exceed 4.999% of our total then-issued and outstanding shares of common stock. Under the certificate of designations governing our Series A cumulative convertible preferred stock, however, each holder of our Series A cumulative convertible preferred stock can elect, via 61 days prior written notice to us, not to be subject to this limitation.

Automatic Conversion

Beginning in July 2006, our Series A cumulative convertible preferred stock will (subject to the beneficial ownership cap described above) automatically convert into shares of our common stock at the then-current conversion value effective as of the date that:

•	the closing price of our common stock has been greater than $4.15 per share (subject to adjustment for stock dividends, subdivisions and combinations) for the immediately preceding 20 consecutive trading days, and

•	the average daily trading volume of our common stock (subject to adjustment for stock dividends, subdivisions and combinations) for such 20 consecutive trading day period exceeds 200,000 shares.

As of the effective date of the automatic conversion, the rights to accrue dividends on the Series A cumulative convertible preferred stock, receive the liquidation preference, approve certain actions (as described below under “ – Actions Requiring the Consent of Holders of Series A Cumulative Convertible Preferred Stock”) and participate in certain security issuances conducted by us (as described below under “ – Participation Rights”) and all other preferential rights granted to holders of the Series A cumulative convertible preferred stock will cease immediately with respect to all then-outstanding shares of our Series A cumulative convertible preferred stock, including, without limitation, any shares not automatically converted into shares of our common stock on account of the application of the beneficial ownership cap described above. With respect to any shares of our Series A cumulative convertible preferred stock not automatically converted into shares of our common stock on account of the application of the beneficial ownership cap, such shares will be deemed to be automatically converted into shares of our common stock at the first time when the beneficial ownership cap would not prohibit such conversion.

Rights Upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our Series A cumulative convertible preferred stock will be entitled to receive, prior to any distribution of our assets being made to or set apart for the holders of our common stock, a liquidation preference of $14,000 per share of our Series A cumulative convertible preferred stock plus any accumulated and unpaid dividends thereon. If the assets available for distribution to our stockholders exceed the aggregate amount of the liquidation preferences plus accumulated and unpaid dividends payable with respect to all then-outstanding shares of our Series A cumulative convertible preferred stock, then, after the payment of such amounts to the holders of our Series A cumulative convertible preferred stock, the holders of our common stock will entitled to receive a pro rata portion of such remaining assets based on the number of shares of our common stock then held by them; provided, however, that each holder of our Series A cumulative convertible preferred stock will also be entitled to participate on a pro rata basis in any such distribution to the holders of our common stock, with the amount distributable to each holder of our Series A cumulative convertible preferred stock computed on the basis of the number of shares of our common stock which would then be held by such holder if, immediately prior to our liquidation, dissolution or winding up, all shares of the Series A cumulative convertible preferred stock held by such holder had been converted into shares of our common stock at the then-current conversion value.

Voting Rights

The holders of our Series A cumulative convertible preferred stock have full voting rights (subject to the beneficial ownership cap described above) equal to the voting rights of the holders of our common stock and are entitled to vote with respect to any question upon which the holders of our common stock have the right to vote, including the election of directors. The holders of our Series A cumulative convertible preferred stock vote, on an as-converted basis, together with the holders of our common stock as one class. Each holder of our Series A cumulative convertible preferred stock is entitled to a number of votes (subject to the beneficial ownership cap described above) equal to the number of shares of our common stock into which such holder’s shares of the Series A cumulative convertible preferred stock could be converted on the record date for the taking of such stockholder vote.

Actions Requiring the Consent of Holders of Series A Cumulative Convertible Preferred Stock

So long as at least 20% of the originally-issued shares of our Series A cumulative convertible preferred stock are outstanding, the consent of the holders of at least 75% of the shares of our Series A cumulative convertible preferred stock at the time outstanding is required for:

•	any amendment of the certificate of designations governing our Series A cumulative convertible preferred stock;

•	any amendment of our amended and restated certificate of incorporation or bylaws that will adversely affect the rights of the holders of our Series A cumulative convertible preferred stock;

•	the authorization, creation, offer or sale by us of, or increase in the number of authorized shares of, any stock of any class (including the Series A cumulative convertible preferred stock), or any security convertible into stock of any class, or the authorization or creation of any new class of preferred stock (or any action which would result in another series of preferred stock) ranking in any case, in terms of liquidation preference, redemption rights or dividend rights, pari passu with or senior to the Series A cumulative convertible preferred stock;

•	the redemption, purchase or other acquisition, directly or indirectly, of any shares of our capital stock or the capital stock of any of our subsidiaries or any option, warrant or other right to purchase or acquire any such shares or any other security, other than: (i) the redemption of our Series A cumulative convertible preferred stock pursuant to the certificate of designations governing our Series A cumulative convertible preferred stock (see “ – Redemption Rights” below); (ii) the repurchase of shares at cost from our employees upon the termination of their employment with us in accordance with the written agreements pursuant to which the shares were issued; or (iii) the repurchase or redemption of shares pursuant to written agreements outstanding on the date of the original issuance of our Series A cumulative convertible preferred stock;

•	the declaration or payment of any dividend or other distribution (whether in cash, stock or other property) with respect to our capital stock or the capital stock of any of our subsidiaries, other than a dividend or other distribution pursuant to the certificate of designations governing our Series A cumulative convertible preferred stock; and

•	the incurrence, assumption or restructuring of any indebtedness (including guarantees of indebtedness of others) in excess of $1,000,000 in the aggregate.

Participation Rights

The holders of shares of our Series A cumulative convertible preferred stock have the right to participate, on a pro rata basis, in certain issuances by us of equity or equity-linked securities or debt securities which are convertible into equity or in which there is an equity component on the same terms and conditions as offered by us to the prospective purchasers of such securities.

Redemption Rights

In the event we fail or refuse to convert any shares of the Series A cumulative convertible preferred stock into shares of our common stock in accordance with the terms of the certificate of designations governing our Series A cumulative convertible preferred stock, any holder of our Series A cumulative convertible preferred stock may demand that we redeem any or all of such holder’s shares of our Series A cumulative convertible preferred stock. Upon our receipt of written notice of such demand, we will effect such redemption by paying in cash for each share to be redeemed an amount equal to the greater of (i) the liquidation preference for each share to be redeemed plus any accrued but unpaid dividends with respect to each share to be redeemed or (ii) the aggregate number of shares of our common stock into which such shares of our Series A cumulative convertible preferred stock are then convertible multiplied by the then-current market price (as defined in the certificate of designations) of our common stock.

PLAN OF DISTRIBUTION

This prospectus relates to:

•	resales of up to 17,263,500 warrants to purchase shares of our common stock by the selling securityholders;

•	resales of up to 17,263,500 shares of our common stock issuable upon exercise of the warrants by the selling securityholders; and

•	the issuance and sale of our common stock issuable upon the exercise of the warrants.

Selling securityholders may offer and sell, from time to time, the warrants and the shares of our common stock issuable upon exercise of the warrants covered by this prospectus. We refer to both the warrants and the shares of our common stock issuable upon exercise of the warrants, individually and together, as “the securities.” The term “selling securityholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer.

The selling securityholders will act independently of us in making decisions with respect to the timing, manner, price and size of each sale. Sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The selling securityholders may sell their securities by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	crosses, which are transactions in which the same broker acts as an agent on both sides of the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

The shares of our common stock issuable upon exercise of the warrants will be listed, and may be traded, on the American Stock Exchange under the symbol “TMY.” In addition, the selling securityholders may sell any securities that qualify for sale pursuant to Rule 144 under the Securities Act rather than pursuant to this prospectus.

To the extent required, we may amend or supplement this prospectus or file a post-effective amendment to the registration statement of which this prospectus forms a part to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of shares of our common stock in the course of hedging the positions they assume with selling securityholders.

The selling securityholders may also:

•	sell shares of our common stock short and redeliver the securities to close out their short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of securities offered by this prospectus, which securities the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect the transaction; and

•	pledge securities to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus, as supplemented or amended to reflect the transaction.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders, and these discounts, concessions or commissions may be in excess of those that are customary for the types of transactions involved.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the securities.

In offering the securities covered by this prospectus, a selling securityholders and any broker-dealer who execute a sale for such selling securityholder may be treated as “underwriters” within the meaning of the Securities Act in connection with such sale and, as a result, will be subject to the prospectus delivery requirements of the Securities Act. Moreover, any profits realized by such selling securityholder and the compensation of such broker-dealer may be treated as underwriting discounts and commissions. If a selling securityholder is deemed to be an underwriter, the selling securityholder may be subject to certain statutory liabilities, including, without limitation, liabilities under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If the securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for paying any underwriting discounts or commissions or agent’s commissions.

In order to comply with the securities laws of certain states, the securities must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and other participating persons. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular security being distributed for particular periods prior to the commencement of the distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. The prospectus supplement and, if required, a post-effective amendment to the registration statement of which this prospectus forms a part will be filed with the SEC to reflect this information and any additional information required with respect to the offering.

We and the selling securityholders have each agreed to indemnify the other against certain liabilities, including liabilities under the Securities Act or the Exchange Act arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement of which this prospectus is a part, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

LEGAL MATTERS

The validity of the securities offered hereby have been passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas.

INDEPENDENT AUDITORS

The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by John A. Braden & Company, P.C., independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference, and have been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

RESERVE ENGINEERS

The information incorporated in this prospectus by reference regarding the quantities of our reserves of oil and gas and the related future cash flows is based on estimates of our reserves and the related future cash flows prepared by Ryder Scott Company, independent reserve engineers, in reliance upon their authority as experts in reserve determination.

Transmeridian Exploration Incorporated

17,263,500 Warrants to Purchase Common Stock

17,263,500 Shares Of Common Stock

PROSPECTUS

        , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by us. The table does not include any underwriting discounts and commissions and expenses that may be incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses that may be incurred by the selling securityholders in disposing of the securities. All amounts shown are estimates except the Securities and Exchange Commission filing fee.

Securities and Exchange Commission filing fee	$8,239
Legal fees and expenses	25,000
Printing, postage and miscellaneous	1,000

Total	$34,239

Item 15.	Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides, among other things, that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that the indemnification provided by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under the DGCL.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Section (a) of Article Seventh of our amended and restated certificate of incorporation states that:

(a) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCLD or (iv) for any transaction from which the director derived a personal benefit. If the GCLD hereafter is amended to authorize further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended GCLD. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Section (b) of Article Seventh of our amended and restated certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by Delaware law. Article X of our bylaws provide that we may, and in certain circumstances shall, indemnify our employees and agents pursuant to Section 145 of the DGCL. Article X of our bylaws also provides that we shall pay the expenses incurred by a director, officer, employee or agent in defending a proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us.

We have entered into agreements with each member of our board of directors pursuant to which we will advance to each director the costs of litigation in accordance with the indemnification provisions of our amended and restated certificate of incorporation and bylaws.

Item 16.	Exhibits.

Exhibit	Description
4.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1(b) to the Company’s Registration Statement on Form SB-2 filed with the Commission as of March 15, 2001 and incorporated by reference herein)

4.2	Bylaws (filed as Exhibit 3.2 to the Company’s Registration Statement on Form SB-2 filed with the Commission as of March 15, 2001 and incorporated by reference herein)

4.3	Certificate of Designations, Rights and Preferences of Series A Cumulative Convertible Preferred Stock (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 12, 2004 and filed with the Commission on November 15, 2004 and incorporated by reference herein)

4.4	Indenture, dated as of December 12, 2005, by and among the Company, Transmeridian Exploration Inc., TMEI Operating, Inc., Transmeridian (Kazakhstan) Incorporated and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated December 16, 2005 and incorporated by reference herein)

4.5†	First Supplemental Indenture, dated as of December 22, 2005, by and among the Company, Transmeridian Exploration Inc., TMEI Operating, Inc., Transmeridian (Kazakhstan) Incorporated, JSC Caspi Neft TME, Bramex Management, Inc. and The Bank of New York, as Trustee

4.6	Form of Purchase Agreement, dated as of December 12, 2005, by and among the Company, Transmeridian Exploration Inc., TMEI Operating, Inc., Transmeridian (Kazakhstan) Incorporated and each of the purchasers party thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 16, 200 and incorporated by reference herein)

4.7	Warrant Agreement, dated as of December 12, 2005, by and between the Company and The Bank of New York, as Warrant Agent (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 16, 2005 and incorporated by reference herein)

4.8	Form of Registration Rights Agreement, dated as of December 12, 2005, by and among the Company, Transmeridian Exploration Inc., TMEI Operating, Inc., Transmeridian (Kazakhstan) Incorporated and each of the purchasers party thereto (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K dated December 16, 2005 and incorporated by reference herein)

4.9	Form of Senior Secured Note due 2010 (included as part of Exhibit 4.4)

4.10	Form of Warrant Certificate (included as part of Exhibit 4.5)

4.11	Specimen Common Stock Certificate (filed as Exhibit 5 to the Company’s Registration Statement on Form 8-A filed with the Commission on March 15, 2005 and incorporated by reference herein)

5.1†	Opinion of Akin Gump Strauss Hauer & Feld LLP with respect to legality of the securities

23.1†	Consent of Akin Gump Strauss Hauer & Feld LLP (included as part of Exhibit 5.1)

23.2†	Consent of John A. Braden & Company, P.C.

23.3†	Consent of Ryder Scott Company (independent reserve engineers)

24.1†	Powers of Attorney of Directors and Officers of the registrant (included on Registration Statement Signature Page)

†	Filed herewith.

Item 17.	Undertakings.

We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the Commission by us pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 13, 2006.

TRANSMERIDIAN EXPLORATION INCORPORATED

By:	/s/ Lorrie T. Olivier
Lorrie T. Olivier
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Lorrie T. Olivier, Earl W. McNiel, and Nicolas J. Evanoff, and each of them, his true and lawful attorney-in-fact and agent, with full powers of substitution, for him and in his name, place and stead, in any and all capacities, to sign and to file any and all amendments, including post-effective amendments, to this registration statement with the Securities and Exchange Commission granting to said attorney-in-fact power and authority to perform any other act on behalf of the undersigned required to be done in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lorrie T. Olivier Lorrie T. Olivier	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 13, 2006

/s/ Earl W. McNiel Earl W. McNiel	Vice President and Chief Financial Officer (Principal Financial Officer)	March 13, 2006

/s/ Nicolas J. Evanoff Nicolas J. Evanoff	Vice President, General Counsel and Secretary	March 13, 2006

S-1

Signature	Title	Date

/s/ Edward G. Brantley Edward G. Brantley	Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 13, 2006

/s/ Marvin R. Carter Marvin R. Carter	Director	March 13, 2006

/s/ James H. Dorman James H. Dorman	Director	March 13, 2006

/s/ George E. Reese George E. Reese	Director	March 13, 2006

/s/ Dr. Fernando J. Zúñiga y Rivero Dr. Fernando J. Zúñiga y Rivero	Director	March 13, 2006

S-2

EXHIBIT INDEX

Exhibit	Description
4.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1(b) to the Company’s Registration Statement on Form SB-2 filed with the Commission as of March 15, 2001 and incorporated by reference herein)

4.2	Bylaws (filed as Exhibit 3.2 to the Company’s Registration Statement on Form SB-2 filed with the Commission as of March 15, 2001 and incorporated by reference herein)

4.3	Certificate of Designations, Rights and Preferences of Series A Cumulative Convertible Preferred Stock (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 12, 2004 and filed with the Commission on November 15, 2004 and incorporated by reference herein)

4.4	Indenture, dated as of December 12, 2005, by and among the Company, Transmeridian Exploration Inc., TMEI Operating, Inc., Transmeridian (Kazakhstan) Incorporated and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated December 16, 2005 and incorporated by reference herein)

4.5†	First Supplemental Indenture, dated as of December 22, 2005, by and among the Company, Transmeridian Exploration Inc., TMEI Operating, Inc., Transmeridian (Kazakhstan) Incorporated, JSC Caspi Neft TME, Bramex Management, Inc. and The Bank of New York, as Trustee

4.6	Form of Purchase Agreement, dated as of December 12, 2005, by and among the Company, Transmeridian Exploration Inc., TMEI Operating, Inc., Transmeridian (Kazakhstan) Incorporated and each of the purchasers party thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 16, 200 and incorporated by reference herein)

4.7	Warrant Agreement, dated as of December 12, 2005, by and between the Company and The Bank of New York, as Warrant Agent (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 16, 2005 and incorporated by reference herein)

4.8	Form of Registration Rights Agreement, dated as of December 12, 2005, by and among the Company, Transmeridian Exploration Inc., TMEI Operating, Inc., Transmeridian (Kazakhstan) Incorporated and each of the purchasers party thereto (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K dated December 16, 2005 and incorporated by reference herein)

4.9	Form of Senior Secured Note due 2010 (included as part of Exhibit 4.4)

4.10	Form of Warrant Certificate (included as part of Exhibit 4.5)

4.11	Specimen Common Stock Certificate (filed as Exhibit 5 to the Company’s Registration Statement on Form 8-A filed with the Commission on March 15, 2005 and incorporated by reference herein)

5.1†	Opinion of Akin Gump Strauss Hauer & Feld LLP with respect to legality of the securities

23.1†	Consent of Akin Gump Strauss Hauer & Feld LLP (included as part of Exhibit 5.1)

E-1

23.2†	Consent of John A. Braden & Company, P.C.

23.3†	Consent of Ryder Scott Company (independent reserve engineers)

24.1†	Powers of Attorney of Directors and Officers of the registrant (included on Registration Statement Signature Page)

†	Filed herewith.

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